Exhibit (a)(11)

Transcript excerpt from SunPower First Quarter 2011 Earnings Conference Call on May 12, 2011

Tom Werner —SunPower Corporation—CEO

Let me spend a moment discussing the planned transformational investment in SunPower from Total that we announced last month. As we mentioned in the announcement, SunPower has been considering strategic options to accelerate our growth by structurally improving our balance sheet. In parallel, Total has been seeking a growth engine within the solar sector for several years, and they chose to invest in SunPower’s technology and strategy. Total’s long-term disciplined investment horizon will support our plans to build significant value for our shareholders. Total’s rationale for the transaction demonstrates our strategic alignment. They are investing in the highest-efficiency, highest-reliability solar panels and systems, as well as our people, vertical integration, and downstream footprint. Total’s $1.3 billion investment in SunPower demonstrates our confidence and our cost-reduction road map.

Together, we have a complimentary vision of what it takes to be a long-term winner in this industry. The $1 billion credit support agreement with Total will improve our cost of capital, and make available restricted cash and cash collateral that currently resides on our balance sheet. In addition to the credit support agreement, there are other synergies between Total and SunPower, including R&D, and Total’s global market footprint. With respect to timing, Total’s tender offer was initiated on May 3, and the transaction has already received clearance to proceed under US antitrust regulations. The EU antitrust clearance is still pending. Any further updates on this transaction will be provided through SEC filings as appropriate. In summary, with Total’s global presence and credit supports the plan to accelerate our growth plans in the increasingly competitive solar sector.

Connie Wang —Jefferies—Analyst

If I may ask a quick follow-up, can you give us an idea of when we may expect Total transaction to close?

Dennis Arriola —SunPower Corporation—CFO

It has to stay open for 20 business days, so assume that’s the end of this month here in May, and then depending upon when we get the European approval, you’re probably talking about sometime in June.

Brandon Milara —Thinkequity—Analyst

This is actually Brandon Milara for Colin. The question that we have is how do you expect your relationship with Total to evolve in terms of gaining access to developing countries and managing relationships with governments around the world?

Tom Werner —SunPower Corporation—CEO

Of course we’re in the planning stage, we’re pre-close. And when we had our call 2 weeks ago, we talked about already there were a couple of such opportunities. Now there is more than 5 of those. The idea would be, again, planning, that they have a strong presence in 130 countries. They would bring opportunities to us. We would also identify countries where we would like to proactively go sell and have a stronger presence.

We will then capitalize on their presence in those countries, where we will let them know what are the appropriate people that we want to meet with. The presumption is in most of those markets they are going to have those relationships and so far, so good in terms of planning. We’re still in the process of identifying exactly how that’s going to work, but it’s actually going faster than we originally thought, and it looks like it’s going to be pretty straightforward.

Steve Milunovich —BofA Merrill Lynch—Analyst

I didn’t see the cost-per-watt in the quarter. Could you provide that? And could you also provide some anecdotes perhaps of your customer, partner, and in particular, employee reaction to the Total deal?

Tom Werner —SunPower Corporation—CEO

The employee reaction to Total was really interesting, Steve. We put a lot of effort into our communications because we wanted our employees to react to data and not to rumor and innuendo and emotion, and they did a wonderful job of that. And they see the opportunity for us to take the solar industry to that mainstream stage and how radically transformative this is, because they are well aware of the fact that it takes a lot of capital to develop projects and to build factories. So I think our employees were readily able to see the financial benefit.

Then they heard about R&D and they heard about other parts of the value chain and the 130 offices, so they all felt great about that. There was a little bit of concern of, gee, it would be great if it wasn’t an oil company. And we pointed out to our employees, it’s an energy company and it’s an energy company that definitely is in the oil and gas business, but they are taking oil and gas money and they are putting it into solar and what could be more transformational and direct than that. Our employees thought that was great.

Sure, there’s probably a couple, a minority of employees who are still troubled, but by far the vast majority see the value of this transaction and see it for the way we’ve communicated. I appreciate that question.